UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 18 August 2015

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X















HARMONY™

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE share code: HAR
NYSE share code: HMY
ISIN: ZAE000015228

Q4 FY15

RESULTS
FOR THE FOURTH QUARTER AND YEAR ENDED 30 JUNE 2015

KEY FEATURES

Quarter on quarter

- Gold production increased by 4% to 7 977kg (256 465oz)
- Gold sold increased by 12% to 8 321kg (267 523oz)
- All-in sustaining costs remained stable at R478 746/kg (down 2% at US$1 233/oz)
- Headline earnings per share increased from loss of 60 SA cents to profit of 44 SA cents (from 5 US cents loss to 4 US cents profit)

Year on year

- Gold production decreased by 8% to 33 513kg (1.08moz)
  - closure of unprofitable Target 3
  - Kusasalethu, Hidden Valley and Doornkop restructured for profitability
- Underground recovered grade stable y-on-y at 4.75g/t
- All-in sustaining costs increased by 11% from R413 433/kg to R458 626/kg (stable at US$1 246)
- Operational capital expenditure reduced by 2% from R2.52bn (US$243m) to R2.47bn (US$216m)
- Net loss of R4.5 billion (US$396 million) recorded in FY15
  - Impairment of R3.5 billion (US$303 million)[1]
- Headline loss per share of 189 SA cents (17 US cents)

1. *US$ convenience translation for year ended 30 June 2015 is US$/R11.45*

		Quarter June 2015	Quarter March 2015	Q-on-Q variance %	Year ended June 2015	Year ended June 2014	Variance %
Gold produced	– kg	**7 977**	7 642	4	**33 513**	36 453	(8)
	– oz	**256 465**	245 697	4	**1 077 466**	1 171 987	(8)
Cash operating costs	– R/kg	**389 671**	377 901	(3)	**369 203**	328 931	(12)
	– US$/oz	**1 003**	1 001	–	**1 003**	988	(2)
Gold sold	– kg	**8 321**	7 444	12	**34 332**	36 288	(5)
	– oz	**267 523**	239 330	12	**1 103 793**	1 166 682	(5)
Underground grade	– g/t	**4.61**	4.75	(3)	**4.75**	4.77	–
Total costs and capital	– R/kg	**465 923**	454 211	(3)	**442 895**	397 964	(11)
	– US$/oz	**1 200**	1 203	–	**1 203**	1 196	(1)
All-in sustaining costs	– R/kg	**478 746**	474 873	(1)	**458 626**	413 433	(11)
	– US$/oz	**1 233**	1 258	2	**1 246**	1 242	–
Gold price received	– R/kg	**463 910**	460 569	1	**449 570**	432 165	4
	– US$/oz	**1 195**	1 220	(2)	**1 222**	1 299	(6)
Production profit	– R million	**627**	643	(2)	**2 802**	3 794	(26)
	– US$ million	**52**	55	(5)	**245**	367	(33)
Basic loss per share	– SAc/s	**(725)**	(61)	>(100)	**(1 044)**	(293)	>(100)
	– USc/s	**(60)**	(5)	>(100)	**(91)**	(27)	>(100)
Headline earnings/(loss)	– Rm	**191**	(262)	>100	**(821)**	114	>(100)
	– US$ million	**16**	(22)	>100	**(72)**	12	>(100)
Headline earnings/(loss) per share	– SAc/s	**44**	(60)	>100	**(189)**	26	>(100)
	– USc/s	**4**	(5)	>100	**(17)**	2	>(100)
Exchange rate	– R/US$	**12.08**	11.74	3	**11.45**	10.35	11

HARMONY'S ANNUAL REPORTS

Harmony's Integrated Annual Report, the Sustainable Development Information which serves as supplemental information to the Integrated Annual Report and its annual report filed on a Form 20F with the United States' Securities and Exchange Commission for the financial year ended 30 June 2015 will be available on our website (**www.harmony.co.za/investors**) on 23 October 2015.

Mineral resource and reserve information as at 30 June 2015 is included in this report.



CONTACT DETAILS

Corporate Office

Randfontein Office Park
PO Box 2, Randfontein, 1760, South Africa
Corner Main Reef Road/Ward Avenue
Randfontein, 1759, South Africa
Tel: +27 11 411 2000
Website: www.harmony.co.za

Directors

P T Motsepe* *Chairman*
M Motloba*^ *Deputy chairman*
G P Briggs *Chief executive officer*
F Abbott *Financial director*
H E Mashego *Executive director*
F F T De Buck*^ *Lead independent director*
J A Chissano*[1]^, K V Dicks*^, Dr D S S Lushaba*^,
C Markus*^, M Msimang*^, K T Nondumo*^,
V P Pillay *^, J L Wetton*^, A J Wilkens*
* Non-executive
^ Independent
[1] Mozambican

Investor relations team

Email: HarmonyIR@harmony.co.za

Marian van der Walt
Executive: Corporate and Investor Relations
Tel: +27 (0)11 411 2037
Mobile: +27 (0)82 888 1242
Email: marian@harmony.co.za

Henrika Ninham
Investor Relations Manager
Tel: +27 (0)11 411 2314
Mobile: +27 (0)82 759 1775
Email: henrika@harmony.co.za

Company Secretary

Riana Bisschoff
Tel: +27 (0)11 411 6020
Mobile: +27 (0)83 629 4706
Email: riana.bisschoff@harmony.co.za

South African Share Transfer Secretaries

Link Market Services South Africa (Proprietary) Limited
(Registration number 2000/007239/07)
13th Floor, Rennie House
19 Ameshoff Street
Braamfontein, 2001
PO Box 4844, Johannesburg, 2000, South Africa
Tel: +27 86 154 6572
Fax: +27 86 674 2450
Email: meetfax@linkmarketservices.co.za

ADR[2] Depositary

Deutsche Bank Trust Company Americas
c/o American Stock Transfer and Trust Company
Peck Slip Station
PO Box 2050, New York, NY 10272-2050
Email queries: db@amstock.com
Toll Free: +1-800-937-5449
Intl: +1-718-921-8137
Fax: +1-718-921-8334
[2] ADR: American Depository Receipts

Sponsor

J.P. Morgan Equities South Africa (Pty) Ltd
1 Fricker Road, corner Hurlingham Road
Illovo
Johannesburg, 2196
Private Bag X9936, Sandton, 2146, South Africa
Tel: +27 11 507 0300
Fax: +27 11 507 0503

Trading Symbols

JSE Limited: HAR
New York Stock Exchange, Inc: HMY
Berlin Stock Exchange: HAM1

Registration number

1950/038232/06
Incorporated in the Republic of South Africa

ISIN

ZAE000015228

FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Harmony's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters. Statements in this quarter that are not historical facts are "forward-looking statements" for the purpose of the safe harbour provided by Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and Section 27A of the U.S. Securities Act of 1933, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking state-ments are generally identified by the words "expect", "anticipates", "believes", "intends", "estimates" and similar expressions. These statements are only predictions. All forward-looking statements involve a number of risks, uncertainties and other factors and we cannot assure you that such statements will prove to be correct. Risks, uncertainties and other factors could cause actual events or results to differ from those expressed or implied by the forward-looking statements. These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Harmony, wherever they may occur in this quarterly report and the exhibits to this quarterly report, are necessarily estimates reflecting the best judgement of the senior management of Harmony and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this quarterly report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation: overall economic and business conditions in the countries in which we operate; the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions; increases or decreases in the market price of gold; the occurrence of hazards associated with underground and surface gold mining; the occurrence of labour disruptions; availability, terms and deployment of capital; changes in government regulations, particularly mining rights and environmental regulations; fluctuations in exchange rates; currency devaluations and other macro-economic monetary policies; and socio-economic instability in the countries in which we operate.

CONTENTS

SHAREHOLDER INFORMATION

Issued ordinary share capital at 30 June 2015	436 187 133
Issued ordinary share capital at 31 March 2015	436 094 323
Issued ordinary share capital at 30 June 2014	435 825 447
Market capitalisation	
At 30 June 2015 (ZARm)	6 800
At 30 June 2015 (US$m)	560
At 31 March 2015 (ZARm)	9 219
At 31 March 2015 (US$m)	761
At 30 June 2014 (ZARm)	13 576
At 30 June 2014 (US$m)	1 276
Harmony ordinary shares and ADR prices	
12-month high (1 July 2014 – 30 June 2015) for ordinary shares	38.50
12-month low (1 July 2014 – 30 June 2015) for ordinary shares	15.32
12-month high (1 July 2014 – 30 June 2015) for ADRs	3.29
12-month low (1 July 2014 – 30 June 2015) for ADRs	1.31
Free float	**100%**
ADR ratio	**1:1**
JSE Limited	**HAR**
Range for quarter (1 April – 30 June 2015 closing prices)	R24.34 – R15.59
Average daily volume for the quarter (1 April – 30 June 2015)	1 677 721 shares
Range for quarter (1 January – 31 March 2015 closing prices)	R20.47 – R35.50
Average daily volume for the quarter (1 January – 31 March 2015)	1 473 990 shares
Range for year (1 July 2014 – 30 June 2015 closing prices)	R35.50 – R15.59
Average daily volume for the year (1 July 2014 – 30 June 2015)	1 700 854 shares
Range for year (1 July 2013 – 30 June 2014 closing prices)	R24.48 – R42.47
Average daily volume for the year (1 July 2013 – 30 June 2014)	1 216 789 shares
New York Stock Exchange including other US trading platforms	**HMY**
Range for quarter (1 April – 30 June 2015 closing prices)	US$2.07 – US$1.31
Average daily volume for the quarter (1 April – 30 June 2015)	2 212 229
Range for quarter (1 January – 31 March 2015 closing prices)	US$1.69 – US$3.14
Average daily volume for the quarter (1 January – 31 March 2015)	3 473 101
Range for year (1 July 2014 – 30 June 2015 closing prices)	US$3.29 – US$1.31
Average daily volume for the year (1 July 2014– 30 June 2015)	2 989 247
Range for year (1 July 2013 – 30 June 2014 closing prices)	US$2.36 – US$4.33
Average daily volume for the year (1 July 2013 – 30 June 2014)	2 923 933
Investors' calendar	
Release of Harmony's Integrated Annual Report of FY15	23 October 2015
Q1 FY16 presentation (webcast and conference calls only)	5 November 2015
Annual General Meeting	20 November 2015
Q2 FY16 live presentation from Johannesburg	4 February 2016
Q3 FY16 presentation (webcast and conference calls only)	9 May 2016
Q4 FY16 live presentation from Johannesburg	17 August 2016

MESSAGE FROM THE CHIEF EXECUTIVE OFFICER

Although there are a number of uncertainties that we have to deal with, Harmony's board and management will continue to manage what we can – production and costs. We have restructured under-performing operations, cut corporate costs, curtailed our capital expenditure and reduced our labour numbers. Our strategy remains unchanged: being a value focused company – one that creates value through increasing margins and generating the cash necessary to develop Golpu in Papua New Guinea.

To ensure that the value of all of our assets are accounted for in our share price and to create a viable investment case, we are assessing ways of funding Golpu and unlocking the true value of each of our assets. This will ensure positive shareholder returns in the long term.

We are in the process of developing a magnificent copper-gold project, Golpu, in Papua New Guinea. Our exploration team has enjoyed, and continues to enjoy, considerable success in locating copper-gold mineralisation. Towards the end of July 2015 we announced the superb exploration drilling results from Kili Teke – a porphyry style mineralisation with significant copper-gold intercepts. More upside potential exists as Harmony continues to explore. In a world where new discoveries are rare, we are encouraged by the prospect that Kili Teke could well develop into another major copper-gold discovery.

1 SAFETY

I am pleased to report a significant improvement in the company's safety performance with Harmony recording its first ever fatality-free quarter in the second quarter of FY15. Safety performance in terms of all parameters measured improved during the year.

We are not content with our performance though, as nine lives were tragically lost at our mines during the year under review. The colleagues we mourn are Mhanjelwa Cebani, a rockdrill operator at Doornkop, Mosoeu Ntsutheleng, a team leader at Kusasalethu, and Mariselunes Thibello, a rock drill operator at Bambanani, who were involved in fatal falls of ground; Mmaneo Florisa Muso from Tshepong, Michael Chobeng from Masimong and Maxwell Wari from Hidden Valley who were involved in transport accidents; Bernardo Ernesto Cuambe, an engineering assistant at Unisel, who was involved in a headgear accident; and security officers, Sello Jacob Bobejaan and Thapelo Andries Mofokeng who succumbed to gas and smoke inhalation from a self-made heating device inside their security cubicle at Brand 1 ventilation shaft. To their families, their friends and their colleagues, I send our most sincere condolences.

Following each incident in which an injury occurs – whether fatal or not – an incident report detailing "lessons learnt" is circulated to all operations to enable them to scrutinise their own systems and procedures. This enables them to pro-actively identify potential shortcomings and to take remedial action where necessary to prevent a recurrence of any such incident.

Emphasis on health and safety campaigns has been reinforced, via communication initiatives and regular visits underground by senior management. To achieve zero harm, visible felt leadership is enforced at all levels, based on our commitment to safety as a priority that is embedded in our organisational culture. Initiatives implemented at the operations encourage safer behaviour throughout the company. Zero harm has not only become our mantra, but an objective that can be achieved.

2 OPERATIONAL RESULTS

Quarter on quarter

Gold production for the June 2015 quarter increased by 4% to 7 977 kilograms (Mar 15: 7 642kg) with significant improvements from Tshepong and Target 1.

Gold production increased at the following operations when compared to the March 2015 quarter:

- Tshepong's (+252kg) 20% increase in tonnes milled (42 000t) in the June 2015 quarter, combined with an 8% improvement in the recovery grade to 4.43g/t (Mar 15: 4.12g/t) resulted in a 29% increase in kilograms produced;

- Target 1 (+118kg) milled 13 000 tonnes (7%) more than in the March 2015 quarter, whilst the recovered grade increased by 6% to 5.03g/t (Mar 15: 4.73g/t) for the quarter under review, resulting in a 14% increase in gold production;

- Hidden Valley (+54kg) increased gold production by 8% when compared to the March 2015 quarter mainly due to a 12% increase in the recovered grade to 1.64g/t (Mar 15: 1.46g/t) for the June 2015 quarter. The increase in recovered grade was partially offset by a 4% decrease in tonnes milled.

The increase in gold production was however partially offset by decreases at the following operations:

- Phakisa (-30kg) milled 5 000 tonnes (3%) less than in the March 2015 quarter, resulting in a 4% decrease in gold produced;

- Joel (-30kg) recorded a 14% decrease in the recovered grade at 3.83g/t (Mar 15: 4.43g/t). This was however partially offset by a 9% increase in tonnes milled resulting in a 5% decrease in gold produced;

- Unisel (-27kg) recorded a 7% decrease in gold production as a result of a 7% decrease in the recovery grade to 3.75g/t (Mar 15: 4.03g/t).

Production profit decreased by 2% to R627 million. In the June 2015 quarter, gold sold increased by 12% and revenue increased by 13% quarter on quarter.

During the June 2015 quarter the US dollar gold price received decreased by 2% to US$1 195/oz (Mar 15: US$1 220/oz), offset by a weakening of the rand against the dollar.

Cash operating costs for the June 2015 quarter were 8% higher quarter on quarter. Total capital expenditure for the June 2015 quarter increased by only 3% to R728 million (Mar 15: R710 million).

The all-in sustaining costs remained fairly steady with a 1% increase in the June 2015 quarter to R478 746/kg, compared to R474 873/kg in the March 2015 quarter.

Year on year

Gold production for FY15 decreased by 8% to 33 513 kilograms, compared to 36 453 kilograms in FY14.

There was an increase in production at the following operations:

- Bambanani (+332kg) increased tonnes milled by 11% (23 000t) for FY15; combined with a 2% increase in the recovery grade to 12.70g/t (FY14: 12.50g/t) and gold production increased by 13%;

- Phakisa (+142kg) increased tonnes milled by 6% during FY15 to 611 000 tonnes.

Gold production decreased at the following operations:

- Kusasalethu (-741kg) milled 235 000 tonnes (21%) less than in FY14. Production at the shaft was hampered by safety stoppages, underground fires and illegal mining activities during FY15;

- Target 1's (-669kg) recovered grade returned to expected levels in FY15 at 5.11g/t (FY14: 5.83g/t) and was the main reason for the 15% decrease in gold production;

- Hidden Valley's (-349kg) tonnes milled decreased by 9% (176 000t) in FY15. Production was affected by a tear in the overland conveyor belt towards the end of the December 2014 quarter, as well as planned maintenance at the metallurgical plant in the first half of 2015;

- Masimong (-255kg) recorded a 9% decrease in the recovery grade at 3.68g/t for FY15, compared to 4.06g/t in FY14.

- Suspended operations: Target 3 (-930kg) was placed on care and maintenance during FY15 and produced its last gold in the December 2014 quarter. Steyn 2 (-392kg) was closed in FY14 and produced no gold in FY15.

3   FINANCIAL RESULTS

Year on year

Production profit

Production profit for FY15 decreased to R2.8 billion compared to R3.8 billion in FY14. This was mainly due to the 8% decrease in gold production, as well as a 6% increase in operating costs for FY15.

Gold price received

The rand gold price received increased by 4% to R449 570/kg in FY15, compared to R432 165/kg in FY14. The increase was due to a weakening of the rand against the US dollar from US$/R10.35 to US$/R11.45.

All-in sustaining costs

All-in sustaining costs increased by 11% in FY15 to R458 626/kg, compared to R413 433/kg in FY14, largely due to the under-performance of some of our operations.

Revenue

Revenue decreased by 2% as a result of the 5% decrease in gold sold to 34 332kg in FY15, more than offset by a 4% increase in the Rand gold price received at R449 570/kg in FY15.

Production costs

Production costs increased by 6% to R12.6 billion in FY15. Cost containment remained a priority in FY15. Cash operating costs only increased by 3% despite inflationary increases and increases above inflation in electricity costs. Production costs for the year include R260 million as a result of the reduction in gold inventory during the year.

Other items in costs of sales

Other items included in cost of sales for the year ended 30 June 2015 include employment termination and restructuring costs of R251 million mainly relating to restructuring at Kusasalethu, Masimong, Hidden Valley, management retrenchments and closure of Target 3.

Loss on scrapping of property, plant and equipment

Loss on scrapping of property, plant and equipment of R491 million recorded in FY15, of which R430 million relates to the life-of-mine optimisation process finalised in December 2014. The optimisation resulted in the abandoning of shaft levels and raise lines at Kusasalethu and Masimong.

Borrowings

At year-end total borrowings comprised R400 million drawdown on the Nedbank facility as well as US$250 million on the US$ revolving credit facility.

Quarter on quarter

Impairment of assets

The impairment of R3 471 million in the June 2015 quarter consists of an impairment of R2 114 million in respect of Hidden Valley, R1 036 million on Doornkop, R278 million on Phakisa and R43 million on Freddies 9.

The impairments are due to the restructuring of operations for profitability and in response to low commodity prices and high operating costs, which resulted in a reduced life of mine.

Deferred taxation

A deferred tax credit of R558 million was recorded following the net decrease in the deferred tax rates year on year for the South African companies, and impairments recognised on property, plant and equipment.

Net loss

The net loss for the June 2015 quarter was R3 152 million, mainly due to the impairment of R3 471 million recorded, compared to a net loss of R263 million in the March 2015 quarter.

Headline earnings per share

Headline earnings per share increased to 44 SA cents from a loss of 60 SA cents in the March 2015 quarter.

4   EMPLOYEE RELATIONS

4.1   Restructuring

On 19 May 2015, Harmony started a 60 day consultation process with organised labour at its Doornkop mine in terms of section 189A of the Labour Relations Act, 66 of 1995 (Section 189A) with a view to find ways to return the mine to profitability or to place the mine on care and maintenance. Following several meetings with organised labour, Harmony and the unions have agreed to a new operational plan for Doornkop that will return the mine to profitability, thus saving a significant number of jobs.

Doornkop mine's newly agreed plan provides for more than 3 100 employees (including contractors), with only 526 employees (including contractors) being affected. The majority of these employees have been transferred to other operations. Of the 526, about 183 people have either been re-skilled for redeployment elsewhere in Harmony or elected to accept a voluntary severance package.

At Masimong, with its marginal grades, the mine has been restructured for profitability by reducing development rates and concentrating on higher-grade areas. This strategy will reduce the mine's remaining operational life expectancy to about two years and, while this is short, they are expected to be two profitable years. A total of 373 people were affected, of which 229 were transferred to other operations and 74 accepted voluntary severance packages.

At the Hidden Valley mine our focus has been on cutting costs by revising the mine plan to encompass a lower stripping ratio and on tighter control of the mine's operations. On 18 July 2015, a road accident occurred at Hidden Valley, fatally injuring one employee. The mine has been closed for two weeks while intensive safety audits are taking place. This is likely to impact the production of the first quarter of FY16.

4.2   Wage negotiations

The 2015 round of wage negotiations in the gold sector began on 22 June 2015 between the Chamber of Mines, representing five gold companies, and the four trade unions: Association of Mine Workers and Construction Union (AMCU), National Union of Mine Workers (NUM), UASA and Solidarity. The approach to this year's wage negotiations has been distinctly different in the hope that the negotiated outcome is cognisant of the economic realities of the individual gold producers negotiating under the auspices of the Chamber of Mines. Discussions are ongoing.

5   GOLPU

The Conservation and Environment Protection Authority of Papua New Guinea has granted a Level 2B environmental permit in respect of proposed advanced exploration and feasibility support activities. Owners' representatives are engaging with this authority on the detail of the permit conditions.

Revised block cave footprint designs and preliminary production schedules have been completed as part of the stage 1 feasibility study. Work has commenced on the stage 2 prefeasibility study.

The owners' representatives continue to engage with the government's negotiating team to finalise a pre-mining development agreement terms sheet for endorsement by the National Executive Committee.

6   EXPLORATION

Kili Teke (PNG – 100% held by Harmony)

The mineralised footprint (defined by the 0.2% copper envelope) currently stands at 600m long, 200m wide and 700m deep, and remains open along strike and at depth. Geology and results from KTDD012 and KTDD013 (186m@1.02Cu, 0.72g/t Au from 256m), together with KTDD007 (202m @ 0.74% Cu, 0.57g/t Au from 137m) are extremely encouraging as they reflect high grade zones developing within the mineralised envelope.

The project is a major new greenfield copper-gold discovery and drilling to convert the prospect into a new copper-gold resource continues. Kili Teke could well be another Golpu.

Graham Briggs
Chief Executive Officer

SUMMARY UPDATE OF HARMONY'S MINERAL RESOURCES AND MINERAL RESERVES AS AT 30 JUNE 2015

Harmony's statement of mineral resources and mineral reserves as at 30 June 2015 is compliant with the South African Code for the Reporting of Mineral Resources and Mineral Reserves (SAMREC) and the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (JORC).

This report provides a summary of the update, while the detailed statement of the mineral resources and mineral reserves will be published in the Integrated Report on 23 October 2015, which will be available at www.harmony.co.za/investors. It should be noted that the mineral resources are reported inclusive of the mineral reserves.

Harmony use certain terms in the summary such as 'measured', 'indicated' and 'inferred' resources, which the United States' Securities and Exchange Commission (SEC) guidelines strictly prohibit US-registered companies from including in their filings with the SEC. US investors are urged to consider the disclosure in this regard in our Form 20-F which will be available on 23 October 2015.

South African underground operations

The company's mineral resources at the South African underground operations as at 30 June 2015 are 60.6 Moz (217.2 Mt at 8.68 g/t) A decrease of 27% year on year from the 83.3 Moz declared as at 30 June 2014. This decrease is due to depletion by mining during the year, the exclusion of Freddies No 9 shaft and downscaling at Masimong. The company's mineral reserves at the South African underground operations as at 30 June 2015 are 15.0 Moz (80.3 Mt at 5.82 g/t), a decrease of 25% year on year from the 19.9 Moz declared as at 30 June 2014. The decrease is due to depletion by mining during the year, placing of Target No 3 on care and maintenance and changes to the Life of mine (LOM) profile at various operations.

South African surface operations including Kalgold

The company's mineral resources at the South African surface operations as at 30 June 2015 are 9.5 Moz (1082.3 Mt at 0.27g/t). A decrease of 1% year on year from the 9.6 Moz declared as at 30 June 2014. This decrease is due to depletion by mining and exclusion of surface sources at Joel. The company's mineral reserves at the South African surface operations as at 30 June 2015 are 7.1 Moz (835.9 Mt at 0.26 g/t), a decrease of 12% year on year from the 8.0 Moz declared at 30 June 2014. The decrease is due to depletion by mining and exclusion of surface sources at Joel.

Papua New Guinea (PNG) operations

The company's mineral resources at the PNG operations as at 30 June 2015 are 40.2 Moz, a decrease of 2% year on year from the 40.9 Moz declared as at 30 June 2014. This decrease is due to depletion by mining during the year, and changes to open pit spatial constraint. The company's mineral reserves at the PNG operations as at 30 June 2015 are 20.5 Moz, a decrease

of 5% year on year from the 21.5 Moz declared as at 30 June 2014. The decrease is due to depletion by mining during the year, and changes to the life of mine (LOM) profile at Hidden Valley operation. The reserves that we declared for Golpu are based on the prefeasibility study completed in 2012.

During December 2014 Harmony released an updated prefeasibility study with respect to the Golpu project. Please refer to our website (https://www.harmony.co.za/our-business/exploration/golpu-updated-prefeasibility-results) for details. There will be an update to the reserves of Golpu once the feasibility study for stage 1 and the prefeasibility study for stage 2 have been completed. The studies are expected to be completed in January 2016.

Total Harmony

The company's attributable gold equivalent mineral resources are declared as 110.3 Moz as at 30 June 2015, a 18% decrease year on year from the 133.8 Moz declared on 30 June 2014.

The gold contained in the mineral resources in South Africa represent 63.5% of the company total, the PNG operations represent 36.5% of Harmony's total gold and gold equivalent mineral resources as at 30 June 2015.

As at 30 June 2015, Harmony's attributable gold and gold equivalent mineral reserves amounted to 42.6Moz of gold, a 14% decrease from the 49.5Moz declared at 30 June 2014.

The gold reserve ounces in South Africa represent 51.9% while the PNG gold and gold equivalent ounces represent 48.1% of Harmony's total mineral reserves as at 30 June 2015.

In converting the mineral resources to mineral reserves, the following commodity prices and exchange rates were applied:

- A gold price of US$1 230/oz

- An exchange rate of US$/ZAR11.38

- The above parameters resulted in a rand gold price of R450 000/kg for the South African assets

- The Hidden Valley mine and Golpu project in the Morobe Mining Joint Venture used commodity prices of US$1 250/oz Au, US$20/oz Ag, US$10/lb Mo and US$3.10/lb Cu at an exchange rate of US$0.85 per A$

- Gold equivalent ounces are calculated assuming US$1 400/oz Au, US$3.10/lb Cu and US$23.00/oz Ag, and assuming a 100% recovery for all metals. These are the same assumptions as those used in the 2012 prefeasibility study for the calculation of gold equivalent ounces

Harmony's South African mineral resources and reserves were reviewed by SRK Consulting Engineers and Scientists for compliance with SAMREC.

The mineral resources and reserves of the Papua New Guinea assets were reviewed by AMC Consultants Pty Ltd for compliance with the standards set out in JORC.

Note:
Au= gold; Cu = copper; Ag = Silver, Mo = Molybdenum, Moz= million ounces

TABLE OF MINERAL RESOURCES AND MINERAL RESERVES AS AT 30 JUNE 2015

Resources: gold & gold equivalents	Measured Tonnes (Mt)	Measured g/t	Measured Gold '000oz	Indicated Tonnes (Mt)	Indicated g/t	Indicated Gold '000oz	Inferred Tonnes (Mt)	Inferred g/t	Inferred Gold '000oz	Total Tonnes (Mt)	Total g/t	Total Gold '000oz
SA underground	71.6	9.52	21 911	76.5	8.45	20 792	69.1	8.06	17 905	217.2	8.68	60 608
SA surface incl Kalgold	358.0	0.29	3 350	652.2	0.24	5 136	72.0	0.42	968	1 082.3	0.27	9 454
Total South Africa	**429.6**		**25 261**	**728.7**		**25 928**	**141.1**		**18 873**	**1 299.5**		**70 062**
Hidden Valley*	1.6	1.11	56	40.1	1.60	2 059	1.2	1.37	52	42.8	1.57	2 166
Walfi-Golpu system*				484.9	0.74	11 581	140.0	0.59	2 649	624.9	0.71	14 230
Total Papua New Guinea	**1.6**		**56**	**525.0**		**13 639**	**141.1**		**2 701**	**667.7**		**16 396**
Total gold resources	**431.2**		**25 316**	**1253.7**		**39 567**	**282.3**		**21 574**	**1 967.2**		**86 458**
Hidden Valley – gold equivalent ounces*	1.4		16	38.5		659	1.1		21	41.0		696
Walfi-Golpu – gold equivalent ounces*				428.2		19 521	128.6		3 620	556.8		23 141
Total gold equivalent Resources**	**1.4**		**16**	**466.7**		**20 180**	**129.7**		**3 641**	**597.8**		**23 837**
Total Harmony gold & gold equivalent resources**	**431.2**		**25 332**	**1 253.7**		**59 747**	**282.3**		**25 215**	**1 967.2**		**110 294**

Resources: silver & copper (Used in equivalent calculations)	Measured Tonnes (Mt)	Measured g/t	Measured Silver '000oz	Indicated Tonnes (Mt)	Indicated g/t	Indicated Silver '000oz	Inferred Tonnes (Mt)	Inferred g/t	Inferred Silver '000oz	Total Tonnes (Mt)	Total g/t	Total Silver '000oz
Hidden Valley	1.4	20.40	917	38.5	29.80	36 880	1.1	33.34	1 162	41.0	29.57	38 959
	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb
Golpu				428.2	0.93	8 809	108.7	0.64	1 544	536.9	0.87	10 353
Nambonga							19.9	0.21	92	19.9	0.21	92
Total				**428.2**	**0.93**	**8 809**	**128.6**	**0.58**	**1 636**	**556.8**	**0.85**	**10 445**

Reserves: gold & gold equivalents	Proved Tonnes (Mt)	Proved g/t	Proved Gold '000oz	Probable Tonnes (Mt)	Probable g/t	Probable Gold '000oz	Total Tonnes (Mt)	Total g/t	Total Gold '000oz
SA underground	42.5	5.97	8 171	37.7	5.65	6 845	80.3	5.82	15 016
SA surface incl Kalgold	268.3	0.29	2 481	567.6	0.25	4 581	835.9	0.26	7 062
Total South Africa	**310.8**		**10 652**	**605.4**		**11 425**	**916.2**		**22 078**
Hidden Valley*	1.6	1.11	56	13.1	1.84	773	14.6	1.76	828
Walfi-Golpu system*				225.0	0.86	6 194	225.0	0.86	6 194
Total Papua New Guinea	**1.6**		**56**	**238.1**		**6 967**	**239.6**		**7 022**
Total gold reserves	**312.4**		**10 708**	**843.4**		**18 392**	**1 155.8**		**29 100**
Hidden Valley – gold equivalent ounces*	1.4		15	12.0		218	13.4		232
Walfi-Golpu – gold equivalent ounces*				225.0		13 265	225.0		13 265
Total gold equivalent reserves**	**1.4**		**15**	**237.0**		**13 482**	**238.4**		**13 497**
Total Harmony gold & gold equivalent reserves**	**312.4**		**10 722**	**843.4**		**31 874**	**1 155.8**		**42 597**

Reserves: silver & copper (Used in equivalent calculations)	Proved Tonnes (Mt)	Proved g/t	Proved Silver '000oz	Probable Tonnes (Mt)	Probable g/t	Probable Silver '000oz	Total Tonnes (Mt)	Total g/t	Total Silver '000oz
Hidden Valley	1.4	20.40	917	12.0	35.12	13 582	13.4	33.59	14 499
	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb	Tonnes (Mt)	%	Copper 'Mlb
Golpu				225.0	1.21	5 992	225.0	1.21	5 992

** Represents Harmony's 50% portion*

*** In instances where individual deposits may contain multiple valuable commodities with a reasonable expectation of being recovered (for example gold and copper in a single deposit) Harmony computes a gold equivalent to more easily assess the value of the deposit against gold-only mines. Harmony does this by calculating the value of each of the deposits commodities, then dividing the product by the price of gold. For example, the gold equivalent ounces for the copper portion of a deposit would be calculated as follows: (copper pounds x copper price per pound)/gold price per ounce. All gold equivalent calculations are done using metal prices and parameters as stipulated above.*

OPERATING RESULTS – QUARTER ON QUARTER (RAND/METRIC) (US$/IMPERIAL)

	Three months ended	South Africa — Underground production										Surface production				Total South Africa	Hidden Valley	Total Harmony
		Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Total Underground	Phoenix	Dumps	Kalgold	Total Surface			
Ore milled – t'000	Jun-15	235	149	153	253	153	188	59	139	96	1 425	1 581	648	367	2 596	4 021	451	4 472
	Mar-15	197	156	158	211	144	175	55	127	96	1 319	1 500	751	346	2 597	3 916	469	4 385
Gold produced – kg	Jun-15	915	667	730	1 121	532	945	769	533	360	6 572	207	200	259	666	7 238	739	7 977
	Mar-15	929	650	760	869	528	827	748	563	387	6 261	204	222	270	696	6 957	685	7 642
Gold produced – oz	Jun-15	29 418	21 445	23 470	36 041	17 104	30 382	24 724	17 136	11 574	211 294	6 655	6 430	8 327	21 412	232 706	23 759	256 465
	Mar-15	29 868	20 898	24 435	27 939	16 976	26 589	24 049	18 101	12 442	201 297	6 559	7 137	8 681	22 377	223 674	22 023	245 697
Yield – g/tonne	Jun-15	3.89	4.48	4.77	4.43	3.48	5.03	13.03	3.83	3.75	4.61	0.13	0.31	0.71	0.26	1.80	1.64	1.78
	Mar-15	4.72	4.17	4.81	4.12	3.67	4.73	13.60	4.43	4.03	4.75	0.14	0.30	0.78	0.27	1.78	1.46	1.74
Cash operating costs – R/kg	Jun-15	475 130	405 966	406 418	367 940	458 677	334 152	237 464	369 006	459 372	383 311	376 024	375 125	392 251	382 065	383 197	453 077	389 671
	Mar-15	453 214	407 286	377 879	438 522	436 333	336 706	227 365	311 538	435 292	379 620	340 902	394 122	386 496	375 565	379 214	364 561	377 901
Cash operating costs – $/oz	Jun-15	1 223	1 045	1 047	947	1 181	860	611	950	1 183	987	968	966	1 010	984	987	1 167	1 003
	Mar-15	1 201	1 079	1 001	1 162	1 156	892	602	825	1 153	1 006	903	1 044	1 024	995	1 005	966	1 001
Cash operating costs – R/tonne	Jun-15	1 850	1 817	1 939	1 630	1 595	1 680	3 095	1 415	1 723	1 768	49	116	277	98	690	742	695
	Mar-15	2 137	1 697	1 818	1 806	1 600	1 591	3 092	1 381	1 755	1 802	46	117	302	101	674	532	659
Gold sold – Kg	Jun-15	1 044	673	759	1 166	553	952	800	578	374	6 899	208	194	274	676	7 575	746	8 321
	Mar-15	976	625	755	864	524	834	743	467	384	6 172	194	216	274	684	6 856	588	7 444
Gold sold – oz	Jun-15	33 565	21 637	24 402	37 488	17 779	30 607	25 721	18 583	12 024	221 806	6 687	6 237	8 809	21 733	243 539	23 984	267 523
	Mar-15	31 379	20 094	24 274	27 778	16 847	26 814	23 888	15 014	12 346	198 434	6 237	6 945	8 809	21 991	220 425	18 905	239 330
Revenue (R'000)	Jun-15	484 792	312 460	351 852	540 523	256 344	442 291	370 676	267 615	173 455	3 200 008	96 678	89 965	126 733	313 376	3 513 384	346 809	3 860 193
	Mar-15	449 192	286 954	347 963	397 885	241 539	383 403	342 479	215 451	177 009	2 841 875	89 524	99 852	126 033	315 409	3 157 284	271 190	3 428 474
Cash operating costs (R'000)	Jun-15	434 744	270 779	296 685	412 461	244 016	315 774	182 610	196 680	165 374	2 519 123	77 837	75 025	101 593	254 455	2 773 578	334 824	3 108 402
	Mar-15	421 036	264 736	287 188	381 076	230 384	278 456	170 069	175 396	168 458	2 376 799	69 544	87 495	104 354	261 393	2 638 192	249 724	2 887 916
Inventory movement (R'000)	Jun-15	52 944	3 851	13 463	12 268	9 071	2 758	12 702	11 327	6 981	125 365	(160)	(2 417)	5 463	2 886	128 251	(3 657)	124 594
	Mar-15	22 301	(12 984)	(5 512)	405	(366)	(1 941)	(7 424)	(33 009)	(1 209)	(39 739)	(4 194)	(2 922)	(307)	(7 423)	(47 162)	(55 513)	(102 675)
Operating costs (R'000)	Jun-15	487 688	274 630	310 148	424 729	253 087	318 532	195 312	208 007	172 355	2 644 488	77 677	72 608	107 056	257 341	2 901 829	331 167	3 232 996
	Mar-15	443 337	251 752	281 676	381 481	230 018	276 515	162 645	142 387	167 249	2 337 060	65 350	84 573	104 047	253 970	2 591 030	194 211	2 785 241
Production profit (R'000)	Jun-15	(2 896)	37 830	41 704	115 794	3 257	123 759	175 364	59 608	1 100	555 520	19 001	17 357	19 677	56 035	611 555	15 642	627 197
	Mar-15	5 855	35 202	66 287	16 404	11 521	106 888	179 834	73 064	9 760	504 815	24 174	15 279	21 986	61 439	566 254	76 979	643 233
Production profit ($'000)	Jun-15	(239)	3 132	3 453	9 586	270	10 246	14 518	4 934	91	45 991	1 573	1 437	1 629	4 639	50 630	1 295	51 925
	Mar-15	499	2 999	5 646	1 397	981	9 103	15 316	6 223	831	42 995	2 058	1 302	1 873	5 233	48 228	6 556	54 784
Capital expenditure (R'000)	Jun-15	113 597	57 673	96 529	72 792	34 140	79 055	22 172	49 878	20 228	546 064	1 143	1 397	12 189	14 729	560 793	47 469	608 262
	Mar-15	102 713	58 658	93 945	69 942	42 563	73 715	23 860	41 929	18 591	525 916	1 450	1 592	13 519	16 561	542 477	40 685	583 162
Capital expenditure ($'000)	Jun-15	9 405	4 775	7 992	6 026	2 826	6 545	1 836	4 129	1 675	45 209	95	116	1 009	1 220	46 429	3 930	50 359
	Mar-15	8 748	4 996	8 001	5 957	3 625	6 278	2 032	3 571	1 583	44 791	123	136	1 151	1 410	46 201	3 465	49 666
Cash operating cost and capital – R/kg	Jun-15	599 280	492 432	538 649	432 875	522 850	417 808	266 296	462 585	515 561	466 401	381 546	382 110	439 313	404 180	460 676	517 311	465 923
	Mar-15	563 777	497 529	501 491	519 008	516 945	425 842	259 263	386 012	483 331	463 618	348 010	401 293	436 567	399 359	457 190	423 955	454 211
Cash operating cost and capital – $/oz	Jun-15	1 543	1 268	1 387	1 115	1 346	1 076	686	1 191	1 328	1 201	983	984	1 131	1 041	1 186	1 332	1 200
	Mar-15	1 493	1 318	1 328	1 375	1 369	1 128	687	1 022	1 280	1 228	922	1 063	1 156	1 058	1 211	1 123	1 203
All-in sustaining costs – R/kg	Jun-15	593 635	516 120	550 617	441 458	543 746	435 177	278 032	413 206	538 079	475 031	379 144	408 253	451 333	416 758	469 467	573 007	478 746
	Mar-15	580 834	506 937	505 086	541 040	543 497	428 593	257 253	365 686	506 655	474 925	344 328	405 970	446 887	404 878	467 456	561 306	474 873
All-in sustaining costs – $/oz	Jun-15	1 529	1 329	1 418	1 137	1 400	1 121	716	1 064	1 386	1 223	976	1 051	1 162	1 073	1 209	1 467	1 233
	Mar-15	1 539	1 343	1 338	1 433	1 440	1 135	681	969	1 342	1 258	912	1 075	1 184	1 073	1 238	1 482	1 258

OPERATING RESULTS – YEAR ON YEAR (RAND/METRIC) (US$/IMPERIAL)

			South Africa — Underground production												Surface production				Total South Africa	Hidden Valley	Total Harmony
	Unit	Year ended	Kusasalethu	Doornkop	Phakisa	Tshepong	Masimong	Target 1	Bambanani	Joel	Unisel	Target 3	Steyn 2	Total Underground	Phoenix	Dumps	Kalgold	Total Surface			
Ore milled	– t'000	Jun-15	908	603	611	992	670	749	229	551	417	90	–	5 820	6 245	2 701	1 472	10 418	16 238	1 825	18 063
		Jun-14	1 143	737	577	947	670	771	206	548	408	301	33	6 341	6 073	2 897	1 472	10 442	16 783	2 001	18 784
Gold produced	– kg	Jun-15	3 953	2 663	3 118	4 278	2 463	3 824	2 908	2 258	1 695	483	–	27 643	867	862	1 198	2 927	30 570	2 943	33 513
		Jun-14	4 694	2 603	2 976	4 223	2 718	4 493	2 576	2 335	1 838	1 413	392	30 261	835	903	1 162	2 900	33 161	3 292	36 453
Gold produced	– oz	Jun-15	127 092	85 618	100 246	137 540	79 187	122 944	93 495	72 596	54 495	15 529	–	888 742	27 875	27 713	38 517	94 105	982 847	94 619	1 077 466
		Jun-14	150 916	83 687	95 680	135 772	87 385	144 453	82 821	75 072	59 093	45 429	12 603	972 911	26 846	29 032	37 358	93 236	1 066 147	105 840	1 171 987
Yield	– g/tonne	Jun-15	4.35	4.42	5.10	4.31	3.68	5.11	12.70	4.10	4.06	5.37	–	4.75	0.14	0.32	0.81	0.28	1.88	1.61	1.86
		Jun-14	4.11	3.53	5.16	4.46	4.06	5.83	12.50	4.26	4.50	4.69	11.88	4.77	0.14	0.31	0.79	0.28	1.98	1.65	1.94
Cash operating costs	– R/kg	Jun-15	472 112	402 065	373 876	371 149	397 380	308 156	239 552	334 168	397 615	352 497	–	366 928	339 896	382 959	377 547	367 988	367 030	391 774	369 203
		Jun-14	389 762	420 617	358 995	326 498	360 006	233 487	222 764	294 493	326 466	394 522	263 893	327 866	294 408	363 568	351 670	338 887	328 830	329 943	328 931
Cash operating costs	– $/oz	Jun-15	1 283	1 092	1 016	1 008	1 080	837	651	908	1 080	958	–	997	924	1 041	1 026	1 000	997	1 065	1 003
		Jun-14	1 171	1 264	1 079	981	1 082	702	669	885	981	1 185	793	985	885	1 092	1 057	1 018	988	991	988
Cash operating costs	– R/tonne	Jun-15	2 055	1 776	1 908	1 601	1 461	1 573	3 042	1 369	1 616	1 892	–	1 743	47	122	307	103	691	632	685
		Jun-14	1 601	1 486	1 852	1 456	1 460	1 361	2 786	1 255	1 471	1 852	3 135	1 565	40	113	278	94	650	543	638
Gold sold	– kg	Jun-15	4 297	2 711	3 156	4 337	2 491	3 868	2 947	2 330	1 715	502	–	28 354	881	864	1 230	2 975	31 329	3 003	34 332
		Jun-14	4 531	2 633	2 963	4 204	2 708	4 508	2 567	2 308	1 834	1 409	393	30 058	825	895	1 203	2 923	32 981	3 307	36 288
Gold sold	– oz	Jun-15	138 151	87 160	101 468	139 437	80 087	124 358	94 748	74 911	55 138	16 140	–	911 598	28 324	27 778	39 545	95 647	1 007 245	96 548	1 103 793
		Jun-14	145 673	84 653	95 263	135 161	87 064	144 936	82 530	74 204	58 964	45 301	12 635	966 384	26 524	28 775	38 677	93 976	1 060 360	106 322	1 166 682
Revenue	(R'000)	Jun-15	1 938 854	1 219 563	1 420 103	1 948 230	1 118 128	1 737 965	1 329 685	1 046 231	770 175	222 494	–	12 751 428	396 398	389 163	551 323	1 336 884	14 088 312	1 346 310	15 434 622
		Jun-14	1 959 013	1 126 208	1 283 570	1 822 120	1 170 982	1 947 595	1 110 756	994 583	792 420	608 508	167 938	12 983 693	357 467	385 899	521 812	1 265 178	14 248 871	1 433 545	15 682 416
Cash operating costs	(R'000)	Jun-15	1 866 258	1 070 700	1 165 744	1 587 777	978 747	1 178 389	696 616	754 551	673 957	170 256	–	10 142 995	294 690	330 111	452 301	1 077 102	11 220 097	1 152 992	12 373 089
		Jun-14	1 829 543	1 094 866	1 068 368	1 378 800	978 495	1 049 059	573 839	687 640	600 044	557 459	103 446	9 921 559	245 831	328 302	408 640	982 773	10 904 332	1 086 173	11 990 505
Inventory movement	(R'000)	Jun-15	129 449	21 487	15 055	23 589	12 776	12 463	8 156	14 955	7 904	6 917	–	252 751	4 947	871	10 839	16 657	269 408	(9 898)	259 510
		Jun-14	(76 931)	3 240	(7 240)	(13 782)	4 109	1 709	59	(19 618)	(280)	(622)	3 268	(106 088)	(5 116)	(4 492)	10 019	411	(105 677)	3 520	(102 157)
Operating costs	(R'000)	Jun-15	1 995 707	1 092 187	1 180 799	1 611 366	991 523	1 190 852	704 772	769 506	681 861	177 173	–	10 395 746	299 637	330 982	463 140	1 093 759	11 489 505	1 143 094	12 632 599
		Jun-14	1 752 612	1 098 106	1 061 128	1 365 018	982 604	1 050 768	573 898	668 022	599 764	556 837	106 714	9 815 471	240 715	323 810	418 659	983 184	10 798 655	1 089 693	11 888 348
Production profit	(R'000)	Jun-15	(56 853)	127 376	239 304	336 864	126 605	547 113	624 913	276 725	88 314	45 321	–	2 355 682	96 761	58 181	88 183	243 125	2 598 807	203 216	2 802 023
		Jun-14	206 401	28 102	222 442	457 102	188 378	896 827	536 858	326 561	192 656	51 671	61 224	3 168 222	116 752	62 089	103 153	281 994	3 450 216	343 852	3 794 068
Production profit	($'000)	Jun-15	(4 966)	11 127	20 905	29 427	11 060	47 794	54 591	24 174	7 715	3 959	–	205 786	8 453	5 083	7 703	21 239	227 025	17 752	244 777
		Jun-14	19 940	2 715	21 490	44 160	18 200	86 642	51 865	31 549	18 613	4 992	5 914	306 080	11 279	5 999	9 965	27 243	333 323	33 220	366 543
Capital expenditure	(R'000)	Jun-15	462 863	245 144	403 495	313 317	165 670	295 504	109 910	182 239	99 428	20 437	–	2 298 007	3 641	5 979	40 898	50 518	2 348 525	121 121	2 469 646
		Jun-14	508 869	237 922	360 120	300 518	167 874	289 408	124 967	144 903	85 613	128 197	1 739	2 350 130	2 310	8 569	33 134	44 013	2 394 143	122 346	2 516 489
Capital expenditure	($'000)	Jun-15	40 434	21 415	35 248	27 370	14 472	25 814	9 601	15 920	8 686	1 785	–	200 745	318	522	3 573	4 413	205 158	10 581	215 739
		Jun-14	49 162	22 986	34 791	29 033	16 218	27 960	12 073	13 999	8 271	12 385	168	227 046	223	828	3 201	4 252	231 298	11 820	243 118
Cash operating cost and capital	– R/kg	Jun-15	589 203	494 121	503 284	444 388	464 644	385 432	277 347	414 876	456 274	394 810	–	450 060	344 096	389 896	411 685	385 248	443 854	432 930	442 895
		Jun-14	498 170	512 020	480 003	397 660	421 769	297 901	271 276	356 549	373 045	485 248	268 329	405 528	297 175	373 058	380 184	354 064	401 028	367 108	397 964
Cash operating cost and capital	– $/oz	Jun-15	1 601	1 343	1 367	1 207	1 262	1 047	754	1 127	1 240	1 073	–	1 223	935	1 059	1 119	1 047	1 206	1 176	1 203
		Jun-14	1 497	1 539	1 442	1 195	1 267	895	815	1 071	1 121	1 458	806	1 219	893	1 121	1 142	1 064	1 205	1 103	1 196
All-in sustaining costs	– R/kg	Jun-15	594 399	508 743	501 996	460 844	486 861	399 642	276 855	390 417	477 013	409 945	–	459 347	344 319	403 906	427 005	395 810	453 253	514 690	458 626
		Jun-14	522 347	523 839	486 710	415 061	450 210	312 436	263 867	338 957	397 993	503 810	272 956	418 105	294 615	383 701	397 889	364 396	413 270	415 068	413 433
All-in sustaining costs	– $/oz	Jun-15	1 615	1 382	1 364	1 252	1 323	1 086	752	1 061	1 296	1 114	–	1 248	936	1 097	1 160	1 075	1 232	1 395	1 246
		Jun-14	1 570	1 574	1 463	1 247	1 353	939	793	1 019	1 196	1 514	820	1 256	885	1 153	1 196	1 095	1 242	1 244	1 242

Competent person's declaration

In South Africa, Harmony employs an ore reserve manager at each of its operations who takes responsibility for the compilation and reporting of mineral resources and mineral reserves at their operations.

In Papua New Guinea, competent persons are appointed for the mineral resources and mineral reserves for specific projects and operations.

The mineral resources and mineral reserves in this report are based on information compiled by the following competent persons:

- *Resources and reserves South Africa:*

Jaco Boshoff, BSc (Hons), MSc, MBA, Pr. Sci. Nat, MSAIMM, who has 20 years' relevant experience and is registered with the South African Council for Natural Scientific Professions (SACNASP) and a member of the South African Institute of Mining and Metallurgy (SAIMM).

Mr Boshoff is the Harmony Lead Competent Person.

- *Resources and reserves Papua New Guinea:*

Gregory Job, BSc, MSc, who has 27 years' relevant experience and is a member of the Australian Institute of Mining and Metallurgy (AusIMM).

Mr Boshoff and Mr Job are full-time employees of Harmony Gold Mining Company Limited.

These competent persons consent to the inclusion in the report of the matters based on the information in the form and context in which it appears.

Jaco Boshoff	Greg Job
30 June 2015 Physical address Randfontein Office park Corner of Main Reef Road and Ward Avenue Randfontein South Africa	30 June 2015 Level 2 189 Coronation Drive Milton, Queensland 4064 Australia
Postal address	
PO Box 2 Randfontein 1760 South Africa	PO Box 1562 Milton, Queensland 4064 Australia

Administrative information for professional organisations

AusIMM – The Australasian Institute of Mining and Metallurgy

PO Box 660, Carlton South, Vic 3053, Australia
Telephone: +61 3 9658 6100;
Facsimile: +61 3 9662 3662
http://www.ausimm.com.au/

SACNASP – The legislated regulatory body for natural science practitioners in South Africa

Private Bag X540, SILVERTON, 0127,
Gauteng Province, South Africa
Telephone: +27 (12) 841-1075;
Facsimile: +27 (12) 841-1057
http://www.sacnasp.org.za/

SAIMM – The Southern African Institute of Mining and Metallurgy

PO Box 61127, Marshalltown, 2107,
Gauteng Province, South Africa
Telephone: +27 (011) 834-1273/7;
Facsimile: +27 (011) 838-5923/8156
http://www.saimm.co.za/

AIG – The Australian Institute of Geoscientists

PO Box 576, CROWS NEST NSW 1585, Australia
Telephone: +61 2 9431 8662;
Facsimile: + 61 2 9431 8677
email: aig@aig.org.au/
http://www.aig.org.au/

Legal entitlement to the minerals being reported upon

The Harmony South Africa operations operate under new order mining rights in terms of the Minerals and Petroleum Resources Development of Act of 2002 (Act No. 28, of 2002) (MPRDA). In PNG Harmony operates under the Independent Sate of Papua New Guinea Mining Act 1992. All required operating permits have been obtained, and are in good standing. The legal tenure of each operation and project has been verified to the satisfaction of the accountable Competent Person.









Q4 FY15

SA RAND RESULTS
FOR THE FOURTH QUARTER AND
YEAR ENDED
30 JUNE 2015






CONDENSED CONSOLIDATED INCOME STATEMENTS (RAND)

Figures in million	Note	30 June 2015 (Unaudited)	31 March 2015 (Unaudited)	30 June 2014 (Unaudited)	30 June 2015 (Reviewed)	30 June 2014 (Audited)
		Quarter ended			**Year ended**	
Revenue		**3 860**	3 428	3 763	**15 435**	15 682
Cost of sales	2	**(7 316)**	(3 444)	(4 941)	**(19 053)**	(16 088)
Production costs		**(3 233)**	(2 785)	(2 916)	**(12 632)**	(11 888)
Amortisation and depreciation		**(624)**	(596)	(526)	**(2 472)**	(2 143)
Impairment of assets		**(3 471)**	–	(1 410)	**(3 471)**	(1 439)
Other items		**12**	(63)	(89)	**(478)**	(618)
Gross loss		**(3 456)**	(16)	(1 178)	**(3 618)**	(406)
Corporate, administration and other expenditure		**(95)**	(90)	(112)	**(378)**	(430)
Social investment expenditure		**(12)**	(20)	(21)	**(71)**	(88)
Exploration expenditure	3	**(44)**	(39)	(114)	**(263)**	(458)
Profit/(loss) on sale of property, plant and equipment		**6**	(1)	30	**6**	30
Loss on scrapping of property, plant and equipment	6	**(61)**	–	–	**(491)**	–
Other expenses (net)	8	**(12)**	(127)	(47)	**(378)**	(208)
Operating loss		**(3 674)**	(293)	(1 442)	**(5 193)**	(1 560)
Loss from associates	7	**(25)**	–	(125)	**(25)**	(109)
Profit on disposal of investments		**4**	–	14	**4**	7
Net (loss)/gain on financial instruments		**(15)**	7	32	**9**	170
Investment income		**57**	61	61	**229**	220
Finance cost		**(61)**	(71)	(101)	**(264)**	(277)
Loss before taxation		**(3 714)**	(296)	(1 561)	**(5 240)**	(1 549)
Taxation	4	**562**	33	338	**704**	279
Normal taxation		**4**	3	1	**5**	(24)
Deferred taxation		**558**	30	337	**699**	303
Net loss for the period		**(3 152)**	(263)	(1 223)	**(4 536)**	(1 270)
Attributable to:						
Owners of the parent		**(3 152)**	(263)	(1 223)	**(4 536)**	(1 270)
Loss per ordinary share (cents)	5					
Basic loss		**(725)**	(61)	(282)	**(1 044)**	(293)
Diluted loss		**(725)**	(61)	(282)	**(1 044)**	(293)

The accompanying notes are an integral part of these condensed consolidated financial statements.

The condensed consolidated provisional financial statements (condensed consolidated financial statements) for the year ended 30 June 2015 have been prepared by Harmony Gold Mining Company Limited's corporate reporting team headed by Herman Perry. This process was supervised by the financial director, Frank Abbott and approved by the board of Harmony Gold Mining Company Limited on 14 August 2015. These condensed consolidated financials have been reviewed by the group's external auditors, PricewaterhouseCoopers Incorporated (see note 16).

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (RAND)

Figures in million	Quarter ended			Year ended	
	30 June 2015 (Unaudited)	31 March 2015 (Unaudited)	30 June 2014 (Unaudited)	30 June 2015 (Reviewed)	30 June 2014 (Audited)
Net loss for the period	(3 152)	(263)	(1 223)	(4 536)	(1 270)
Other comprehensive (loss)/income for the period, net of income tax	(79)	73	624	59	(140)
Items that may be reclassified subsequently to profit or loss:	(84)	73	655	54	(109)
Foreign exchange translation	(84)	73	668	54	(108)
Movements on investments	–	–	(13)	–	(1)
Items that will not be reclassified to profit or loss:	5	–	(31)	5	(31)
Remeasurement of retirement benefit obligation					
Actuarial gain/(loss) recognised during the year	8	–	(38)	8	(38)
Deferred taxation thereon	(3)	–	7	(3)	7
Total comprehensive loss for the period	(3 231)	(190)	(599)	(4 477)	(1 410)
Attributable to:					
Owners of the parent	(3 231)	(190)	(599)	(4 477)	(1 410)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (RAND)

for the year ended 30 June 2015

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance – 30 June 2014	28 325	3 539	(822)	31 042
Share-based payments	(1)	189	–	188
Net loss for the period	–	–	(4 536)	(4 536)
Other comprehensive income for the period	–	59	–	59
Balance – 30 June 2015 (Reviewed)	28 324	3 787	(5 358)	26 753
Balance – 30 June 2013	28 325	3 442	448	32 215
Share-based payments	–	237	–	237
Net loss for the period	–	–	(1 270)	(1 270)
Other comprehensive loss for the period	–	(140)	–	(140)
Balance – 30 June 2014 (Audited)	28 325	3 539	(822)	31 042

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (RAND)

Figures in million	Note	At 30 June 2015 (Reviewed)	At 31 March 2015 (Unaudited)	At 30 June 2014 (Audited)
ASSETS				
Non-current assets				
Property, plant and equipment	6	**29 548**	33 018	33 069
Intangible assets		**885**	885	886
Restricted cash		**48**	45	42
Restricted investments		**2 384**	2 375	2 299
Deferred tax assets	4	**–**	66	81
Loan to associate	7	**80**	124	–
Investments in financial assets		**5**	5	4
Inventories		**36**	50	50
Total non-current assets		**32 986**	36 568	36 431
Current assets				
Inventories		**1 292**	1 453	1 534
Trade and other receivables		**746**	854	951
Income and mining taxes		**30**	28	110
Restricted cash		**16**	15	15
Cash and cash equivalents		**1 067**	701	1 829
Total current assets		**3 151**	3 051	4 439
Total assets		**36 137**	39 619	40 870
EQUITY AND LIABILITIES				
Share capital and reserves				
Share capital		**28 324**	28 325	28 325
Other reserves		**3 787**	3 833	3 539
Accumulated loss		**(5 358)**	(2 206)	(822)
Total equity		**26 753**	29 952	31 042
Non-current liabilities				
Deferred tax liabilities	4	**1 906**	2 528	2 680
Provision for environmental rehabilitation		**2 218**	2 216	2 098
Retirement benefit obligation	2	**163**	258	247
Other non-current liabilities		**37**	33	95
Borrowings	8	**3 399**	2 860	2 860
Total non-current liabilities		**7 723**	7 895	7 980
Current liabilities				
Income and mining taxes		**1**	8	–
Trade and other payables		**1 660**	1 764	1 848
Total current liabilities		**1 661**	1 772	1 848
Total equity and liabilities		**36 137**	39 619	40 870

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (RAND)

Figures in million	Note	Quarter ended			Year ended	
		30 June 2015 (Unaudited)	31 March 2015 (Unaudited)	30 June 2014 (Unaudited) Restated*	30 June 2015 (Reviewed)	30 June 2014 (Audited)
Cash flow from operating activities						
Cash generated by operations		**568**	353	443	**1 928**	2 247
Interest and dividends received		**25**	21	47	**101**	139
Interest paid		**(48)**	(14)	(32)	**(108)**	(121)
Income and mining taxes (paid)/refunded		**(5)**	26	31	**85**	3
Cash generated by operating activities		**540**	386	489	**2 006**	2 268
Cash flow from investing activities						
(Increase)/decrease in restricted cash		**(4)**	12	(3)	**8**	(6)
Decrease/(increase) in restricted investments		**11**	19	(24)	**31**	(24)
Proceeds on disposal of investments		**–**	–	51	**–**	51
Loan to associate		**–**	–	–	**(120)**	–
Net additions to property, plant and equipment	10	**(718)**	(710)	(699)	**(2 827)**	(2 661)
Cash utilised by investing activities		**(711)**	(679)	(675)	**(2 908)**	(2 640)
Cash flow from financing activities						
Borrowings raised		**541**	400	–	**941**	612
Borrowings repaid		**(11)**	(782)	–	**(793)**	(468)
Cash generated/(utilised) by financing activities		**530**	(382)	–	**148**	144
Foreign currency translation adjustments		**7**	2	7	**(8)**	(32)
Net increase/(decrease) in cash and cash equivalents		**366**	(673)	(179)	**(762)**	(260)
Cash and cash equivalents – beginning of period		**701**	1 374	2 008	**1 829**	2 089
Cash and cash equivalents – end of period		**1 067**	701	1 829	**1 067**	1 829

* For the June 2014 quarter: Cash generated by operating activities previously reported as R470 million restated to R489 million. Cash utilised by investing activities previously reported as R656 million restated to R675 million. This is mainly related to the change in accounting policy for IFRIC 20, which became effective 1 July 2013.

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 30 June 2015 (Rand)

1. Accounting policies

Basis of accounting

The condensed consolidated financial statements for the year ended 30 June 2015 have been prepared in accordance with IAS 34, Interim Financial Reporting, JSE Listings Requirements for provisional reports, SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial Pronouncements as issued by the Financial Reporting Standards Council, and in the manner required by the Companies Act of South Africa. They should be read in conjunction with the annual financial statements for the year ended 30 June 2014, which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS). The accounting policies are consistent with those described in the annual financial statements, except for the adoption of applicable revised and/or new standards issued by the International Accounting Standards Board.

The following accounting standards, amendments to standards and new interpretations have been adopted with effect from 1 July 2014 and had no impact on the financial results of the group:

IFRSs   Annual Improvements 2010 – 2012 Cycle
IAS 32   Amendment – Presentation – Offsetting Financial Assets and Financial Liabilities
IAS 36   Amendment – Impairment of Assets – Recoverable amount disclosures for non-financial assets
IFRIC 21   Levies

2. Cost of sales

	Quarter ended			Year ended	
Figures in million	**30 June 2015 (Unaudited)**	31 March 2015 (Unaudited)	30 June 2014 (Unaudited)	**30 June 2015 (Reviewed)**	30 June 2014 (Audited)
Production costs – excluding royalty	**3 217**	2 759	2 891	**12 537**	11 761
Royalty expense	**16**	26	25	**95**	127
Amortisation and depreciation	**624**	596	526	**2 472**	2 143
Impairment of assets[1]	**3 471**	–	1 410	**3 471**	1 439
Rehabilitation (credit)/expenditure[2]	**(41)**	15	(9)	**(6)**	8
Care and maintenance cost of restructured shafts[3]	**49**	20	13	**106**	66
Employment termination and restructuring costs/(credit)[4]	**24**	(3)	40	**251**	274
Share-based payments	**36**	32	44	**208**	270
Other[5]	**(80)**	(1)	1	**(81)**	–
Total cost of sales	**7 316**	3 444	4 941	**19 053**	16 088

[1] The impairment in the June 2015 quarter consists of an impairment of R2.11 billion on Hidden Valley, R1.04 billion on Doornkop, R278 million on Phakisa and R43 million on Freddies 9. The June 2014 quarter impairment consists of an impairment of R1.38 billion on Phakisa, R7 million on Steyn 2 and R21 million on St Helena. Refer to note 6 for further details.

[2] Included in the total for the June 2015 quarter is a credit of R61 million relating to the change in estimate following the annual reassessment.

[3] Including R20 million reparation costs relating to the Brand 1A vent shaft explosion.

[4] The March 2015 quarter total includes a credit for Kusasalethu following the conclusion of the Section 189A process during the quarter.

[5] Included in the total for the June 2015 quarter is a credit of R87 million relating to the reduction in employees qualifying for post-retirement benefits.

3. Exploration expenditure

The Harmony board approved the updated Golpu project prefeasibility study in December 2014. The approval and the progression to the final feasibility study stage demonstrates the technical and commercial viability of the Golpu project. As a result Harmony started capitalising project exploration and evaluation expenditure for the Golpu project in the March 2015 quarter.

4. Taxation

A deferred tax credit of R558 million was recorded in the June 2015 quarter following the net decrease in the deferred tax rates year on year for the South African companies and impairments recorgnised on property, plant and equipment. Included in the total is a debit of R64 million for the derecognition of the Australian deferred tax asset (see note 6).

5. Earnings/(loss) per share

	Quarter ended			Year ended	
	30 June 2015 (Unaudited)	31 March 2015 (Unaudited)	30 June 2014 (Unaudited)	**30 June 2015 (Reviewed)**	30 June 2014 (Audited)
Weighted average number of shares (million)	**435.0**	434.4	433.9	**434.4**	433.2
Weighted average number of diluted shares (million)	**438.2**	439.5	435.2	**438.1**	434.7
Total earnings/(loss) per share (cents):					
Basic loss	**(725)**	(61)	(282)	**(1 044)**	(293)
Diluted loss	**(725)**	(61)	(282)	**(1 044)**	(293)
Headline earnings/(loss)	**44**	(60)	30	**(189)**	26
Diluted headline earnings/(loss)	**44**	(60)	30	**(189)**	26
Figures in million					
Reconciliation of headline earnings/(loss):					
Net loss	**(3 152)**	(263)	(1 223)	**(4 536)**	(1 270)
Adjusted for:					
Profit on disposal of investments[1]	**(4)**	–	(14)	**(4)**	(7)
Impairment of assets	**3 471**	–	1 410	**3 471**	1 439
Taxation effect on impairment of assets	**(169)**	–	(20)	**(169)**	(24)
(Profit)/loss on sale of property, plant and equipment	**(6)**	1	(30)	**(6)**	(30)
Taxation effect of (loss)/profit on sale of property, plant and equipment	**(1)**	–	6	**(1)**	6
Loss on scrapping of property, plant and equipment	**61**	–	–	**491**	–
Taxation effect on loss of scrapping of property, plant and equipment	**(9)**	–	–	**(67)**	–
Headline earnings/(loss)	**191**	(262)	129	**(821)**	114

[1] There is no taxation effect on these items.

6. Property, plant and equipment

(a) Impairment

One of the most significant assumptions that influence the life-of-mine plans and therefore impairment is the expected gold price. During this year's planning and testing, gold price and exchange rate assumptions as per the table below were used. Post-tax real discount rates ranging between 7.99% and 12.03% (2014: 7.03% and 11.56%), depending on the asset, were used to determine the recoverable amounts (generally fair value less costs to sell).

	2016 Short term Year 1	2017 Medium term Year 2	2018 Long term Year 3
US$ gold price	1 150	1 180	1 200
US$ silver price	14.00	14.50	17.00
Exchange rate (R/US$)	12.17	11.86	11.66
Exchange rate (PGK/US$)	2.75	2.75	2.80

For South African operations, values of US$40.86, US$23.35 and US$5.84 per ounce were used for measured, indicated and inferred resources, respectively. For Hidden Valley, values of US$15.00 and US$6.00 per ounce were used for indicated and inferred resources, respectively.

During the 2015 year, an impairment of R2.11 billion was recognised on Hidden Valley following a change in the life-of-mine plan during the annual planning process. Low commodity prices and high all-in sustaining costs resulted in a shortening in the life-of-mine of the operation. The revised plan also made the recoverability of the deferred tax asset for Australia unlikely, and as a result it was derecognised.

Following the decision to restructure Doornkop in May 2015, a revised life-of-mine plan was completed. The new plan resulted in a lower recoverable amount and an impairment of R1.04 billion was recognised.

Other impairments include R278 million on Phakisa as cost pressures continue to impact profitability and R43 million for Freddies 9 as plans to develop the project further have been abandoned.

The recoverable amounts for the impaired shafts are as follows: Hidden Valley R653 million (US$53.7 million), Doornkop

R1 846 million, Phakisa R3 989 million and Freddies 9 Rnil. These were determined on a fair value less costs to sell basis using the assumptions above in discounted cash flow models and attributable resource values. These are fair value measurements classified as level 3.

The sensitivity scenario of a 10% decrease in the gold price used in the models as well as a 10% decrease in the silver price for Hidden Valley would have resulted in an additional impairment at Phakisa of R1.3 billion, Doornkop of R923 million and Hidden Valley of R461 million. The decreases noted would have resulted in impairments at Target 1 of R938 million, Target 3 of R33 million, Tshepong of R693 million, Unisel of R6 million and other Harmony assets of R393 million.

(b) Loss on scrapping of property, plant and equipment

As previously reported, management embarked on a life-of-mine optimisation process in respect of the South African operations which was finalised at the end of the December 2014 quarter. The optimisation ensured greater focus on mining profitable and higher grade areas at our operations and therefore resulted in the abandonment of lower grade and unprofitable areas from the life-of-mine plan for most of the operations.

In the case of Kusasalethu and Masimong, the optimisation led to the abandonment of levels and areas with a carrying value. The abandonment of these areas resulted in the derecognition of property, plant and equipment as no future economic benefits are expected from their use or disposal and a loss on scrapping of property, plant and equipment of R214 million on Kusasalethu and R216 million on Masimong was recorded in the December 2014 quarter.

At 30 June 2015, following the annual life-of-mine planning, an additional amount of R61 million was recorded for various shafts as a result of the abandonment of uneconomical areas in the plans.

7. Investment in associate

Harmony holds a 10.38% share in Rand Refinery Proprietary Limited (Rand Refinery). Due to the issues experienced at Rand Refinery following the implementation of a new Enterprise Resource Planning (ERP) system on 1 April 2013, Harmony provided for its estimated share of loss for the inventory discrepancy and recognised a R127 million loss in the June 2014 quarter.

As a precautionary measure following the challenges experienced by the implementation of the software system, Rand Refinery's shareholders have extended Rand Refinery an irrevocable, subordinated loan facility of up to R1.2 billion. The facility is convertible to equity after a period of two years. The agreements relating to the facility were signed on 23 July 2014. During the December 2014 quarter, Rand Refinery drew down R1.02 billion on the shareholders' loan. Harmony's portion of the shareholders' loan was R120 million. Interest on the facility is JIBAR plus a margin of 3.5%.

Following the finalisation of Rand Refinery's 2013 and 2014 audited financial statements, which accounted for the known inventory discrepancy at that date, Harmony has recorded a further R25 million against the loan to Rand Refinery (loan to associate) for its share of the loss. At 30 June 2015, the loan to associate was tested for impairment and a provision for impairment of R15 million was required. This impairment is included in "Other expenses (net)" in the income statement.

8. Borrowings

During the March 2015 quarter, the US$300 million syndicated revolving credit facility (US$270 million drawn) was repaid and a new revolving credit facility of US$250 million (of which US$205 million was drawn down) was entered into. During the June 2015 quarter, US$45 million (R541 million) was drawn down on the US$ revolving credit facility. R400 million was drawn down on the R1.3 billion Nedbank revolving credit facility during the March 2015 quarter.

Figures in million	US$ facility US dollar	Rand facility SA rand
Borrowings summary		
Facility	250	1 300
Drawn down	250	400
Undrawn committed borrowing facilities	–	900
Maturity	February 2018	December 2016
Interest rate	LIBOR + 3%	JIBAR + 3.5%

A foreign exchange translation loss of R4 million was recorded in the June 2015 quarter (March 2015: R118 million) increasing the borrowings balance and other expenses (net). The total foreign exchange translation loss for the 2015 financial year is R382 million (2014: R155 million).

9. Financial risk management activities

Fair value determination

The following table presents the group's assets and liabilities that are measured at fair value by level within the fair value hierarchy:

Level 1: Quoted prices (unadjusted) in active markets for identical assets;

Level 2: Inputs other than quoted prices included within level 1 that are observable for the asset, either directly or indirectly (that is, as prices) or indirectly (that is derived from prices);

Level 3: Inputs for the asset that are not based on observable market data (that is unobservable inputs).

Figures in million	At 30 June 2015 (Reviewed)	At 31 March 2015 (Unaudited)	At 30 June 2014 (Audited)
Available-for-sale financial assets[1]			
Level 1	–	–	–
Level 2	–	–	–
Level 3	5	5	4
Fair value through profit or loss[2]			
Level 1	–	–	–
Level 2	540	155	798
Level 3	–	–	–

[1] Level 3 fair values have been valued by the directors by performing independent valuations on an annual basis.

[2] The majority of the level 2 fair values are directly derived from the All Share Top 40 index (ALSI 40) on the JSE, and are discounted at market interest rate. This relates to equity-linked deposits in the group's environmental rehabilitation trust funds (included in restricted investments).

10. **Net additions to property, plant and equipment includes:**

	Quarter ended			Year ended	
Figures in million	30 June 2015 (Unaudited)	31 March 2015 (Unaudited)	30 June 2014 (Unaudited)	30 June 2015 (Reviewed)	30 June 2014 (Audited)
Capital expenditure – operations	608	583	676	2 470	2 516
Capital and capitalised exploration and evaluation expenditure for Wafi-Golpu	65	40	12	119	12
Additions resulting from stripping activities at Hidden Valley	53	85	8	236	120
Other	(8)	2	3	2	13
Net additions	**718**	710	699	**2 827**	2 661

11. **Commitments and contingencies**

Figures in million	At 30 June 2015 (Reviewed)	At 31 March 2015 (Unaudited)	At 30 June 2014 (Audited)
Capital expenditure commitments:			
Contracts for capital expenditure	158	196	157
Authorised by the directors but not contracted for	257	877	519
	415	1 073	676

This expenditure will be financed from existing resources and, where appropriate, borrowings.

Contingent liabilities

For a detailed disclosure on contingent liabilities refer to Harmony's annual financial statements for the financial year ended 30 June 2014. There were no significant changes in contingencies since 30 June 2014, except as discussed below:

(a) US class action

The distribution of the settlement amount, held in escrow, to the plaintiff class of the lawsuit filed in the United States of America was completed. From both legal and accounting perspectives, the matter is now concluded.

12. **Related parties**

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including any director (whether executive or otherwise) of the group.

During the June 2015 quarter, Frank Abbott, financial director, purchased 60 000 shares in the company in the open market.

13. **Subsequent events**

Harmony has signed a R100 million guarantee for the ARM Broad Based Economic Empowerment (BBEE) Trust, a member of the African Rainbow Minerals (ARM) group. The guarantee is for additional security for the ARM BBEE Trust loan due to Nedbank Limited.

14. **Segment report**

The segment report follows on page 23.

15. **Reconciliation of segment information to condensed consolidated income statements and balance sheets**

Figures in million	Year ended	
	30 June 2015 (Reviewed)	30 June 2014 (Audited)
The "Reconciliation of segment information to condensed consolidated financial statements" line item in the segment report is broken down in the following elements, to give a better understanding of the differences between the financial statements and segment report:		
Reconciliation of production profit to gross loss		
Total segment revenue	**15 435**	15 682
Total segment production costs	**(12 632)**	(11 888)
Production profit per segment report	**2 803**	3 794
Depreciation	**(2 472)**	(2 143)
Impairment	**(3 471)**	(1 439)
Other cost of sales items	**(478)**	(618)
Gross loss as per income statements[1]	**(3 618)**	(406)

[1] The reconciliation was done up to the first recognisable line item on the income statement. The reconciliation will follow the income statement after that.

Figures in million	At 30 June 2015 (Reviewed)	At 30 June 2014 (Audited)
Reconciliation of total segment mining assets to consolidated property, plant and equipment		
Property, plant and equipment not allocated to a segment		
Mining assets	**762**	787
Undeveloped property	**5 139**	5 139
Other non-mining assets	**199**	117
Wafi-Golpu assets	**1 188**	1 092
	7 288	7 135

16. **Review report**

These condensed consolidated financial statements for the year ended 30 June 2015 have been reviewed by PricewaterhouseCoopers Inc., who expressed an unmodified review conclusion thereon. A copy of the auditor's review report is available for inspection at the company's registered office, together with the financial statements identified in the auditor's report.

SEGMENT REPORT (RAND/METRIC)

for the year ended 30 June 2015

	Revenue 30 June (R million)		Production cost 30 June (R million)		Production profit/(loss) 30 June (R million)		Mining assets 30 June (R million)		Capital expenditure# 30 June (R million)		Kilograms produced@ 30 June (kg)		Tonnes milled@ 30 June (t'000)	
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
South Africa														
Underground														
Kusasalethu	1 939	1 959	1 996	1 753	(57)	206	3 619	3 616	463	509	3 953	4 694	908	1 143
Doornkop	1 220	1 126	1 092	1 098	128	28	2 239	3 386	245	238	2 663	2 603	603	737
Phakisa	1 420	1 284	1 181	1 061	239	223	4 307	4 590	403	360	3 118	2 976	611	577
Tshepong	1 948	1 822	1 611	1 365	337	457	4 025	3 941	313	301	4 278	4 223	992	947
Masimong	1 118	1 171	992	983	126	188	893	1 060	166	168	2 463	2 718	670	670
Target 1	1 738	1 948	1 191	1 051	547	897	2 782	2 770	296	289	3 824	4 493	749	771
Bambanani(a)	1 330	1 279	705	681	625	598	821	841	110	127	2 908	2 968	229	239
Joel	1 046	995	770	668	276	327	578	450	182	145	2 258	2 335	551	548
Unisel	770	792	682	600	88	192	594	663	99	85	1 695	1 838	417	408
Target 3	222	609	177	557	45	52	535	542	20	128	483	1 413	90	301
Surface														
All other surface operations	1 338	1 263	1 092	981	246	282	483	473	51	44	2 927	2 900	10 418	10 442
Total South Africa	**14 089**	**14 248**	**11 489**	**10 798**	**2 600**	**3 450**	**20 876**	**22 332**	**2 348**	**2 394**	**30 570**	**33 161**	**16 238**	**16 783**
International														
Hidden Valley	1 346	1 434	1 143	1 090	203	344	1 384	3 602	121	122	2 943	3 292	1 825	2 001
Total international	**1 346**	**1 434**	**1 143**	**1 090**	**203**	**344**	**1 384**	**3 602**	**121**	**122**	**2 943**	**3 292**	**1 825**	**2 001**
Total operations	**15 435**	**15 682**	**12 632**	**11 888**	**2 803**	**3 794**	**22 260**	**25 934**	**2 469**	**2 516**	**33 513**	**36 453**	**18 063**	**18 784**
Reconciliation of the segment information to the condensed consolidated financial statements (refer to note 15)							7 288	7 135						
	15 435	**15 682**	**12 632**	**11 888**			**29 548**	**33 069**						

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of R119 million (2014: R12 million).

(a) Includes Steyn 2 for the June 2014 amounts.

@ Production statistics are unaudited.

The segment report for the year ended 30 June 2014 has been audited. The segment report for the year ended 30 June 2015 has been reviewed.









Q4 FY15
US$ RESULTS
**FOR THE FOURTH
QUARTER AND
YEAR ENDED**
30 JUNE 2015



 

CONDENSED CONSOLIDATED INCOME STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Year ended	
	30 June 2015 (Unaudited)	31 March 2015 (Unaudited)	30 June 2014 (Unaudited)	**30 June 2015 (Unaudited)**	30 June 2014 (Audited)
Revenue	**320**	292	358	**1 348**	1 515
Cost of sales	**(606)**	(293)	(469)	**(1 664)**	(1 549)
Production costs	**(268)**	(237)	(277)	**(1 103)**	(1 148)
Amortisation and depreciation	**(52)**	(51)	(50)	**(216)**	(207)
Impairment of assets	**(287)**	–	(134)	**(303)**	(135)
Other items	**1**	(5)	(8)	**(42)**	(59)
Gross loss	**(286)**	(1)	(111)	**(316)**	(34)
Corporate, administration and other expenditure	**(8)**	(8)	(11)	**(33)**	(42)
Social investment expenditure	**(1)**	(2)	(2)	**(6)**	(9)
Exploration expenditure	**(4)**	(3)	(11)	**(23)**	(44)
Profit on sale of property, plant and equipment	**–**	–	3	**1**	3
Loss on scrapping of property, plant and equipment	**(5)**	–	–	**(43)**	–
Other expenses (net)	**(1)**	(11)	(4)	**(33)**	(20)
Operating loss	**(305)**	(25)	(136)	**(453)**	(146)
Loss from associates	**(2)**	–	(12)	**(2)**	(10)
Profit on disposal of investments	**–**	–	1	**–**	1
Net (loss)/gain on financial instruments	**(1)**	1	3	**1**	16
Investment income	**5**	5	6	**20**	21
Finance cost	**(5)**	(6)	(10)	**(23)**	(27)
Loss before taxation	**(308)**	(25)	(148)	**(457)**	(145)
Taxation	**47**	3	32	**61**	27
Normal taxation	**–**	–	–	**–**	(2)
Deferred taxation	**47**	3	32	**61**	29
Net loss for the period	**(261)**	(22)	(116)	**(396)**	(118)
Attributable to:					
Owners of the parent	**(261)**	(22)	(116)	**(396)**	(118)
Loss per ordinary share (cents)					
Basic loss	**(60)**	(5)	(27)	**(91)**	(27)
Diluted loss	**(60)**	(5)	(27)	**(91)**	(27)

The currency conversion average rates for the quarter ended: June 2015: US$1 = R12.08 (March 2015: US$1 = R11.74, June 2014: US$1 = R10.51). For year ended: June 2015: US$1 = R11.45 (June 2014: US$1 = R10.35).

The income statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

Note on convenience translations

Except where specific statements have been extracted from 2014 annual financial statements, the requirements of IAS 21, The Effects of the Changes in Foreign Exchange Rates, have not necessarily been applied in the translation of the US Dollar financial statements presented on page 25 to 29.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (US$)

(Convenience translation)

Figures in million	Quarter ended			Year ended	
	30 June 2015 (Unaudited)	31 March 2015 (Unaudited)	30 June 2014 (Unaudited)	30 June 2015 (Unaudited)	30 June 2014 (Audited)
Net loss for the period	**(261)**	(22)	(116)	**(396)**	(118)
Other comprehensive (loss)/income for the period, net of income tax	**(7)**	6	59	**5**	(209)
Items that may be reclassified subsequently to profit or loss:	**(7)**	6	62	**5**	(206)
Foreign exchange translation	**(7)**	6	63	**5**	(206)
Movements on investments	**–**	–	(1)	**–**	–
Items that will not be reclassified to profit or loss:	**–**	–	(3)	**–**	(3)
Remeasurement of retirement benefit obligation					
Acturial gain/(loss) recognised during the year	**–**	–	(4)	**–**	(4)
Deferred taxation thereon	**–**	–	1	**–**	1
Total comprehensive loss for the period	**(268)**	**(16)**	**(57)**	**(391)**	**(327)**
Attributable to:					
Owners of the parent	**(268)**	(16)	(57)	**(391)**	(327)

The currency conversion average rates for the quarter ended: June 2015: US$1 = R12.08 (March 2015: US$1 = R11.74, June 2014: US$1 = R10.51). For year ended: June 2015: US$1 = R11.45 (June 2014: US$1 = R10.35).

The statement of comprehensive income for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (US$)

for the year ended 30 June 2015 (Convenience translation)

Figures in million	Share capital	Other reserves	Accumulated loss	Total
Balance – 30 June 2014	**2 329**	**291**	**(67)**	**2 553**
Share-based payments	**–**	**15**	**–**	**15**
Net loss for the period	**–**	**–**	**(373)**	**(373)**
Other comprehensive income for the period	**–**	**5**	**–**	**5**
Balance – 30 June 2015 (Unaudited)	**2 329**	**311**	**(440)**	**2 200**
Balance – 30 June 2013	4 035	(701)	(105)	3 229
Share-based payments	–	23	–	23
Net loss for the period	–	–	(118)	(118)
Other comprehensive loss for the period	–	(209)	–	(209)
Balance – 30 June 2014 (Audited)	4 035	(887)	(223)	2 925

The currency conversion closing rates for the year ended 30 June 2015: US$1 = R12.16 (June 2014: US$1 = R10.61).

The statement of changes in equity for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS (US$)

(Convenience translation)

Figures in million	At 30 June 2015 (Unaudited)	At 31 March 2015 (Unaudited)	At 30 June 2014 (Audited)
ASSETS			
Non-current assets			
Property, plant and equipment	**2 430**	2 712	3 116
Intangible assets	**73**	73	84
Restricted cash	**4**	4	4
Restricted investments	**196**	195	217
Deferred tax assets	**–**	5	8
Loan to associate	**7**	10	–
Inventories	**3**	4	5
Total non-current assets	**2 713**	3 003	3 434
Current assets			
Inventories	**106**	119	145
Trade and other receivables	**62**	70	90
Income and mining taxes	**2**	2	10
Restricted cash	**1**	1	1
Cash and cash equivalents	**88**	58	172
Total current assets	**259**	250	418
Total assets	**2 972**	3 253	3 852
EQUITY AND LIABILITIES			
Share capital and reserves			
Share capital	**2 329**	2 327	4 035
Other reserves	**311**	315	(887)
Accumulated loss	**(440)**	(182)	(223)
Total equity	**2 200**	2 460	2 925
Non-current liabilities			
Deferred tax liabilities	**157**	207	253
Provision for environmental rehabilitation	**182**	182	198
Retirement benefit obligation	**13**	21	23
Other non-current liabilities	**3**	2	9
Borrowings	**280**	235	270
Total non-current liabilities	**635**	647	753
Current liabilities			
Income and mining taxes	**–**	1	–
Trade and other payables	**137**	145	174
Total current liabilities	**137**	146	174
Total equity and liabilities	**2 972**	3 253	3 852

The balance sheet for June 2015 converted at a conversion rate of US$1 = R12.16 (March 2015: US$1 = R12.17, June 2014: US$1 = R10.61).

The balance sheet at 30 June 2014 has been extracted from the 2014 annual financial statements.

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS (US$)

(Convenience translation)

Figures in million	Quarter ended			Year ended	
	30 June 2015 (Unaudited)	31 March 2015 (Unaudited)	30 June 2014 (Unaudited) Restated*	30 June 2015 (Unaudited)	30 June 2014 (Audited)
Cash flow from operating activities					
Cash generated by operations	**47**	30	42	**168**	218
Interest and dividends received	**2**	2	4	**9**	13
Interest paid	**(4)**	(1)	(3)	**(9)**	(12)
Income and mining taxes refunded	**–**	2	3	**7**	–
Cash generated by operating activities	**45**	33	46	**175**	219
Cash flow from investing activities					
Decrease/(increase) in restricted cash	**–**	1	–	**1**	(1)
Decrease/(increase) in restricted investments	**1**	2	(2)	**3**	(2)
Proceeds on disposal of investments	**–**	–	5	**–**	5
Loan to associate	**–**	–	–	**(10)**	–
Net additions to property, plant and equipment	**(59)**	(60)	(66)	**(247)**	(257)
Cash utilised by investing activities	**(58)**	(57)	(63)	**(253)**	(255)
Cash flow from financing activities					
Borrowings raised	**45**	34	–	**82**	60
Borrowings repaid	**(1)**	(67)	–	**(69)**	(44)
Cash generated/(utilised) by financing activities	**44**	(33)	–	**13**	16
Foreign currency translation adjustments	**(1)**	(4)	(1)	**(19)**	(17)
Net increase/(decrease) in cash and cash equivalents	**30**	(61)	(18)	**(84)**	(37)
Cash and cash equivalents – beginning of period	**58**	119	190	**172**	209
Cash and cash equivalents – end of period	**88**	58	172	**88**	172

* For the June 2014 quarter: Cash generated by operating activities previously reported as US$45 million restated to US$46 million. Cash utilised by investing activities previously reported as US$62 million restated to US$63 million. This is mainly related to the change in accounting policy for IFRIC 20, which became effective 1 July 2013.

The currency conversion average rates for the quarter ended: June 2015: US$1 = R12.08 (March 2015: US$1 = R11.74, June 2014: US$1 = R10.51). For year ended: June 2015: US$1 = R11.45 (June 2014: US$1 = R10.35).

Closing balance translated at closing rates of: June 2015: US$1 = R12.16 (March 2015: US$1 = R12.17, June 2014: US$1 = R10.61).

The cash flow statement for the year ended 30 June 2014 has been extracted from the 2014 annual financial statements.

SEGMENT REPORT (US$/IMPERIAL)

for the year ended 30 June 2015

| | Revenue 30 June | | Production cost 30 June | | Production profit/(loss) 30 June | | Mining assets 30 June | | Capital expenditure# 30 June | | Ounces produced@ 30 June | | Tons milled@ 30 June | |
| | US$ million | | US$ million | | US$ million | | US$ million | | US$ million | | oz | | t'000 | |
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
South Africa Underground														
Kusasalethu	169	189	174	169	(5)	20	298	341	40	49	127 092	150 916	1 001	1 260
Doornkop	107	109	95	106	12	3	184	319	21	23	85 618	83 687	665	812
Phakisa	124	124	103	103	21	21	354	433	35	35	100 246	95 680	674	636
Tshepong	170	176	141	132	29	44	331	372	27	29	137 540	135 772	1 095	1 044
Masimong	98	113	87	95	11	18	73	100	15	16	79 187	87 385	739	739
Target 1	152	188	104	101	48	87	229	261	26	28	122 944	144 453	826	851
Bambanani[a]	116	124	62	66	54	58	68	79	10	12	93 495	95 424	253	263
Joel	91	96	67	64	24	32	48	42	16	14	72 596	75 072	607	604
Unisel	67	77	60	58	7	19	49	63	9	8	54 495	59 093	460	450
Target 3	19	59	15	54	4	5	44	51	2	13	15 529	45 429	99	331
Surface														
All other surface operations	117	122	95	95	22	27	40	45	4	4	94 105	93 236	11 488	11 516
Total South Africa	**1 230**	1 377	**1 003**	1 043	**227**	334	**1 718**	2 106	**205**	231	**982 847**	1 066 147	**17 907**	18 506
International														
Hidden Valley	118	138	100	105	18	33	114	340	11	12	94 619	105 840	2 012	2 207
Total international	**118**	138	**100**	105	**18**	33	**114**	340	**11**	12	**94 619**	105 840	**2 012**	2 207
Total operations	**1 348**	1 515	**1 103**	1 148	**245**	367	**1 832**	2 446	**216**	243	**1 077 466**	1 171 987	**19 919**	20 713

Capital expenditure for international operations excludes expenditure spend on Wafi-Golpu of US$10 million (2014: US$1 million).

(a) Includes Steyn 2 for the June 2014 amounts.

@ Production statistics are unaudited.

The segment report for the year ended 30 June 2014 has been audited. The segment report for the year ended 30 June 2015 is unaudited.

DEVELOPMENT RESULTS (METRIC)

Quarter ending June 2015

	Reef Meters	Sampled Meters	Channel		
			Width (Cm's)	Value (g/t)	Gold (Cmg/t)
Tshepong					
Basal	432	400	8,61	205,04	1 765
Beatrix					
Leader					
B Reef	322	292	125,09	18,77	2 348
All Reefs	**754**	**692**	**57,76**	**34,82**	**2 011**
Phakisa					
Basal	401	416	60,77	21,18	1 287
Beatrix	–	–	–	–	–
Leader	–	–	–	–	–
All Reefs	**401**	**416**	**60,77**	**21,18**	**1 287**
Bambanani					
Basal	–	–	–		–
Beatrix	–	–	–		–
Leader	–	–	–		–
All Reefs	**–**	**–**	**–**	**–**	**–**
Doornkop					
VCR Reef	–	–	–	–	–
UE1A	–	–	–	–	–
Main Reef	–	–	–	–	–
Kimberley Reef	–	–	–	–	–
South Reef	551	516	52,00	15,83	820
All Reefs	**551**	**516**	**52,00**	**15,78**	**820**
Kusasalethu					
VCR Reef	581	398	144,53	6,66	962
All Reefs	**581**	**398**	**144,53**	**6,66**	**962**
Target 1					
Elsburg	79	36	266,00	1,83	487
Basal	–	–	–		–
A Reef	–	–	–		–
B Reef	–	–	–		–
All Reefs	**79**	**36**	**266,00**	**1,83**	**487**
Masimong 5					
Basal	368	314	39,94	19,82	791
Leader	–	–	–	–	–
A Reef	–	–	–	–	–
Middle	–	–	–	–	–
B Reef	171	174	64,31	19,05	1 225
All Reefs	**539**	**488**	**48,63**	**19,46**	**946**
Unisel					
Basal	238	226	147,86	5,97	882
Leader	516	444	175,42	6,38	1 119
A Reef	–	–	–		–
Middle	–	–	–		–
B Reef	–	–	–		–
All Reefs	**754**	**670**	**166,12**	**6,26**	**1 039**
Joel					
Basal	–	–	–	–	–
Beatrix	266	255	173,00	6,84	1 183
Leader	–	–	–	–	–
All Reefs	**266**	**255**	**173,00**	**6,84**	**1 183**
Total Harmony					
Basal	1 439	1 356	55,07	22,62	1 246
Beatrix	266	255	173,00	6,84	1 183
Leader	516	444	175,42	6,38	1 119
B Reef	493	466	102,39	18,84	1 929
A Reef	–	–	–		–
Middle	–	–	–		–
Elsburg	79	36	266,00	1,83	487
Kimberley	–	–	–		–
South Reef	551	516	52,00	15,78	820
VCR	581	398	144,53	6,66	962
Main Reef	–	–	–		–
All Reefs	**3 925**	**3 471**	**97,47**	**12,45**	**1 213**

DEVELOPMENT RESULTS (IMPERIAL)

Quarter ending June 2015

	Reef Feet	Sampled Meters	Channel		
			Width (Inch)	Value (oz/t)	Gold (In.oz/t)
Tshepong					
Basal	1 418	1 312	3,00	6,76	20
Beatrix	–	–	–		–
Leader	–	–	–		–
B Reef	1 056	958	49,00	0,55	27
All Reefs	**2 474**	**2 270**	**23,00**	**1,00**	**23**
Phakisa					
Basal	1 317	1 365	24,00	0,62	15
Beatrix	–	–	–		–
Leader	–	–	–		–
All Reefs	**1 317**	**1 365**	**24,00**	**0,62**	**15**
Bambanani					
Basal	–	–	–		–
Beatrix	–	–	–		–
Leader	–	–	–		–
All Reefs	–	–	–		–
Doornkop					
VCR Reef					
UE1A					
Main Reef	–	–	–		–
Kimberley Reef					
South Reef	1 809	1 693	20,00	0,47	9
All Reefs	**1 809**	**1 693**	**20,00**	**0,47**	**9**
Kusasalethu					
VCR Reef	1 907	1 306	57,00	0,19	11
All Reefs	**1 907**	**1 306**	**57,00**	**0,19**	**11**
Target 1					
Elsburg	259	118	105,00	0,05	6
Basal	–	–	–		–
A Reef	–	–	–		–
B Reef	–	–	–		–
All Reefs	**259**	**118**	**105,00**	**0,05**	**6**
Masimong 5					
Basal	1 207	1 030	16,00	0,57	9
Leader	–	–	–		–
A Reef	–	–	–		–
Middle	–	–	–		–
B Reef	561	571	25,00	0,56	14
All Reefs	**1 768**	**1 601**	**19,00**	**0,57**	**11**
Unisel					
Basal	781	741	58,00	0,17	10
Leader	1 693	1 457	69,00	0,19	13
A Reef	–	–	–		–
Middle	–	–	–		–
B Reef	–	–	–		–
All Reefs	**2 474**	**2 198**	**65,00**	**0,18**	**12**
Joel					
Basal	–	–	–		–
Beatrix	871	837	68,00	0,20	14
Leader	–	–	–		–
All Reefs	**871**	**837**	**68,00**	**0,20**	**14**
Total Harmony					
Basal	4 722	4 449	22,00	0,65	14
Beatrix	871	837	68,00	0,20	14
Leader	1 693	1 457	69,00	0,19	13
B Reef	1 616	1 529	40,00	0,55	22
A Reef	–	–	–		–
Middle	–	–	–		–
Elsburg	259	118	105,00	0,05	6
Kimberley	–	–	–		–
South Reef	1 809	1 693	20,00	0,47	9
VCR	1 907	1 306	57,00	0,19	11
Main Reef	–	–	–		–
All Reefs	**12 877**	**11 389**	**38,00**	**0,37**	**14**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 18, 2015

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director